FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 19th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 26.41 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1770.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,726,425,000.

As of 19 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 20 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.51 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1775.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,725,775,000.

As of 20 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 26.27 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1757.36 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,725,150,000.

As of 23 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.47 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1770.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,724,475,000.

As of 24 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 October, 2006 it purchased for cancellation 525,000 "A" Shares at a price of 26.68 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1783.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,723,750,000.

As of 25 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 26 October, 2006 it purchased for cancellation 490,000 "A" Shares at a price of 27.51 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1846.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,723,060,000.

As of 26 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 27 October, 2006 it purchased for cancellation 425,000 "A" Shares at a price of 27.31 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1831.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,722,460,000.

As of 27 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 October, 2006 it purchased for cancellation 335,000 "A" Shares at a price of 27.18 euros per share. It further announces that on the same date it purchased for cancellation 165,000 "A" Shares at a price of 1817.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,721,960,000.

As of 30 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31st October 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 31 October, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 27.31 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1823.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,721,360,000.

As of 31 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 November, 2006 it purchased for cancellation 535,000 "A" Shares at a price of 27.08 euros per share. It further announces that on the same date it purchased for cancellation 265,000 "A" Shares at a price of 1808.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,720,560,000.

As of 1 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 2 November, 2006 it purchased for cancellation 465,000 "A" Shares at a price of 26.79 euros per share. It further announces that on the same date it purchased for cancellation 235,000 "A" Shares at a price of 1789.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,719,860,000.

As of 2 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 November, 2006 it purchased for cancellation 465,000 "A" Shares at a price of 27.12 euros per share. It further announces that on the same date it purchased for cancellation 235,000 "A" Shares at a price of 1814.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,719,160,000.

As of 3 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 November, 2006 it purchased for cancellation 540,030 "A" Shares at a price of 27.36 euros per share. It further announces that on the same date it purchased for cancellation 109,970 "A" Shares at a price of 1826.68 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,718,510,000.

As of 6 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 November, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.50 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1842.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,717,760,000.

As of 7 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 November, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 27.58 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1849.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,716,960,000.

As of 8 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 November, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.78 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1866.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,716,210,000.

As of 9 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 November, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.89 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1875.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,510,000.

As of 10 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 November, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 27.74 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1868.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,714,860,000.

As of 13 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 November, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 27.67 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1869.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,714,160,000.

As of 14 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 November, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 27.64 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1873.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,713,310,000.

As of 15 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 November, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 27.71 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1878.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,712,510,000.

As of 16 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 November, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.36 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1854.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,711,710,000.

As of 17 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 20 November, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.09 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1833.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,710,960,000.

As of 20 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21st November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 21 November, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 27.31 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1843.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,710,110,000.

As of 21 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 22 November, 2006 it purchased for cancellation 775,000 "A" Shares at a price of 27.21 euros per share. It further announces that on the same date it purchased for cancellation 325,000 "A" Shares at a price of 1836.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,709,010,000.

As of 22 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 November, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 26.93 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1819.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,708,410,000.

As of 23 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 November, 2006 it purchased for cancellation 425,000 "A" Shares at a price of 26.78 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1810.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,707,810,000.

As of 24 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 27 November, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.90 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1819.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,707,010,000.

As of 27 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 28 November, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.74 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1805.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,706,160,000.

As of 28 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 29th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 29 November, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.74 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1801.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,705,310,000.

As of 29 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th November 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 November, 2006 it purchased for cancellation 350,000 "A" Shares at a price of 26.88 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1810.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,704,460,000.

As of 30 November, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 December, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 26.68 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1792.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,703,610,000.

As of 1 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 4 December, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.45 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1777.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,702,910,000.

As of 4 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 December, 2006 it purchased for cancellation 555,000 "A" Shares at a price of 26.70 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1798.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,702,180,000.

As of 5 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 December, 2006 it purchased for cancellation 630,000 "A" Shares at a price of 26.78 euros per share. It further announces that on the same date it purchased for cancellation 220,000 "A" Shares at a price of 1807.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,701,330,000.

As of 6 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 December, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.67 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1800.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,700,530,000.

As of 7 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 December, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.78 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1811.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,699,780,000.

As of 8 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share

Release Date 11th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 December, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.72 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1804.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,699,030,000.

As of 11 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 12th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 December, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 26.56 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1788.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,698,280,000.

As of 12 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 13th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 December, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 26.68 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1792.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,697,430,000.

As of 13 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 14th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 December, 2006 it purchased for cancellation 660,000 "A" Shares at a price of 27.00 euros per share. It further announces that on the same date it purchased for cancellation 190,000 "A" Shares at a price of 1810.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,580,000.

As of 14 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 15th December 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 December, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 27.17 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1818.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,695,780,000.

As of 15 December, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 20 December 2006